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                              November 9, 2021

       Arthur Cohen
       Chief Executive Officer
       HealthCor Catalio Acquisition Corp.
       55 Hudson Yards, 28th Floor
       New York, NY 10001

                                                        Re: HealthCor Catalio
Acquisition Corp.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-4
                                                            Filed November 8,
2021
                                                            File No. 333-259148

       Dear Mr. Cohen:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

       Form S-4/A Filed November 8, 2021

       Risk Factors, page 97

   1. We have reviewed your response to prior comment 1. In light of the nature of the error, the quantitative
significance to certain of the individual line items between and within temporary and permanent
equity as well as your earnings per share calculations, and the fact that we do not
believe your qualitative assessment under SAB 99 overcomes our belief that these
quantitatively material errors warrant restatement, we object to your SAB
                                                        99 analysis. Please
restate your financial statements, accordingly. Also, in light of the restatement, please
reassess your conclusion that the significant deficiency did not rise to the level of a material
weakness.
 Arthur Cohen
HealthCor Catalio Acquisition Corp.
November 9, 2021
Page 2

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,
FirstName LastNameArthur Cohen
                                                        Division of Corporation
Finance
Comapany NameHealthCor Catalio Acquisition Corp.
                                                        Office of Life Sciences
November 9, 2021 Page 2
cc:       Debbie P. Yee, P.C.
FirstName LastName